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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-22413

                    NOTIFICATION OF LATE FILING OF FORM 10-K


         For Period Ended:                      December 31, 1998


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            UNIVEC, INC.

Former name if applicable:          N/A

Address of principal executive office (Street and number)

22 Dubon Court

City, state and zip code:  Farmingdale, New York  11735

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


      |X|       (a)      The reasons described in reasonable detail in Part III
                         of this form could not be eliminated without unreasonable effort or expense;

      |_|       (b)      The subject annual report, semi-annual report,
                         transition report on Form 10-K will be filed on or before the 15th calendar day following the prescribed due date; and

      |_|       (c)      The accountant's statement or other exhibit required by
                         Rule 12b-25 (c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         The Registrant's principal accountant resigned on March 22, 1999, therefore the Registrant is unable to file its Form 10-K for the period ended December 31, 1998 within the prescribed time period without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                    Joel Schoenfeld               516            777-2000
                        (Name)                (Area Code)    (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

         Product sales for the fiscal year ended December 31, 1998, increased to approximately $1,845,000 from $744,751 in the prior year, while total revenues for 1998, which consisted only of the approximately $1,845,000 in product sales, decreased from total revenues of $2,428,539 in 1997, which included $1,683,788 of income on supply and licensing agreements. The net loss applicable to common stockholders for the year ended December 31, 1998, was approximately $1,920,000 compared with $1,325,973 for the prior year.

                                  UNIVEC, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    April 8, 1999                By: /s/ Joel Schoenfeld
                                          ------------------------------
                                          Chief Executive Officer

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